ASHLAND®

KeyBanc Analyst Day

August 14, 2009

Formula for growth.

James J. O'Brien, Chairman and Chief Executive Officer

Lamar M. Chambers, Senior Vice President and Chief Financial Officer

John E. Panichella, President, Ashland Aqualon Functional Ingredients

Paul C. Raymond III, President, Ashland Hercules Water Technologies

Eric N. Boni, Director, Investor Relations

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon a number of assumptions, including those mentioned within this presentation. Performance estimates are also based upon internal forecasts and analyses of current and future market conditions and trends; management plans and strategies; operating efficiencies and economic conditions, such as prices, supply and demand, and cost of raw materials; legal proceedings and claims (including environmental and asbestos matters); and weather. These risks and uncertainties may cause actual operating results to differ materially from those stated, projected or implied. Other risks and uncertainties include the possibility that the benefits anticipated from Ashland's acquisition of Hercules will not be fully realized; Ashland's substantial indebtedness may impair its financial condition; the restrictive covenants under the debt instruments may hinder the successful operation of Ashland’s business; future cash flow may be insufficient to repay the debt; and other risks that are described in filings made by Ashland with the Securities and Exchange Commission (the “SEC”). Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. This forward-looking information may prove to be inaccurate and actual results may differ significantly from those anticipated if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized or if other unexpected conditions or events occur. Other factors, uncertainties and risks affecting Ashland are contained in Ashland's periodic filings made with the SEC, including its Form 10-K for the fiscal year ended Sept. 30, 2008, and Form 10-Q for the quarters ended Dec. 31, 2008, and March 31 and June 30, 2009, which are available on Ashland’s Investor Relations website at http://investor.ashland.com or the SEC’s website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation.

Agenda

- Ashland Overview and Strategy
- Ashland Hercules Water Technologies
- Ashland Aqualon Functional Ingredients

List of Abbreviations Used in This Presentation

ASHLAND

Ashland Vision for the Future

To be a leading, global specialty chemicals company that is a market leader in all major businesses

- Built on three growth platforms
  - Ashland Aqualon Functional Ingredients
  - Ashland Hercules Water Technologies
  - Ashland Performance Materials
- Investing in two primary chemistries
  - Water-soluble polymers
  - Thermoset resins
- Sharing three common capabilities
  - Application expertise
  - Formulation expertise
  - Polymerization expertise
- Focused on five key markets
  - Paper and packaging
  - Personal care
  - Pharmaceutical
  - Construction
  - Transportation

Strong Leadership Positions in the Markets We Serve

Ashland

Ashland Aqualon Functional Ingredients	Ashland Hercules Water Technologies	Ashland Performance Materials	Ashland Consumer Markets (Valvoline)	Ashland Distribution
#2 global producer of cellulose ethers	***#1 global producer of papermaking chemicals***	***#1 global leader in unsaturated polyester resins and vinyl ester resins***	***#3 passenger-car motor oil and #2 quick-lube chain in the United States***	***#2 plastics and #3 chemicals distributor in North America***

ASHLAND

Corporate Profile

Pro Forma Ongoing EBITDA[1] by Commercial Unit


Ashland Hercules Water Technologies 21%
Ashland Distribution 11%
Ashland Performance Materials - 11%
Ashland Consumer Markets 29%
Ashland Aqualon Functional Ingredients 28%

NYSE Ticker Symbol:	ASH
Employees:	~15,000
Number of countries in which Ashland has sales:	More than 100
Active patents in U.S.:	~650
Active patents worldwide:	~2,600

- 60 percent of EBITDA comes from specialty chemicals
  - More than 25 percent from renewable materials

[1] For the 12 months ended June 30, 2009.

Trailing 12 Months' Pro Forma[1]

Sales and Operating Revenue

By Commercial Unit



Ashland Distribution 37%
Ashland Hercules Water Technologies 20%
Ashland Performance Materials 14%
Ashland Aqualon Functional Ingredients 11%
Ashland Consumer Markets 18%

By Geography



North America 68%
Europe 21%
Asia Pacific 7%
Latin America/ Other - 4%

- 32 percent of total revenue comes from outside North America

[1] For the 12 months ended June 30, 2009, including intersegment sales.

Ashland Aqualon Functional Ingredients

A global leader in managing rheology of water-based systems

<u>For the 12 Months Ended June 30, 2009</u>

Pro Forma Revenue: $1.0 billion

Pro Forma Ongoing EBITDA: $216 million

Pro Forma Ongoing EBITDA Margin: 21.6%

Business Overview	
Customers	• Diversified, global customer base
Products	• Broad product line based on renewable resources - Water-soluble polymers (cellulose ethers and guar derivatives) - Refined wood rosin and natural wood terpenes
Markets	• Water-based paints • Regulated markets - Personal care - Food - Pharmaceuticals • Construction • Paper coatings • Oilfield (chemicals and drilling muds)



Coatings 26%
Construction 21%
Energy & Spec Solutions 25%
Regulated Industries 28%

Revenue by Market



Stumpwood Derivatives
MC 22%
Guar - 10%
6%
HEC 28%
Other 17%
CMC 17%

Revenue by Product



Latin America/ Other - 4%
Asia Pacific 17%
Europe 37%
North America 42%

Revenue by Geography

ASHLAND.

Ashland Aqualon Functional Ingredients

Strategy

- Use leadership position in cellulose ethers to drive growth through product innovation and geographic expansion
- Invest in additional water-soluble polymers that can be leveraged across multiple growth platforms and markets
- Leverage deep customer relationships in core markets (coatings, construction, personal care and pharmaceutical) to introduce high-value complementary products

ASHLAND.

Ashland Hercules Water Technologies

A major global supplier of process and functional chemicals

<u>For the 12 Months Ended June 30, 2009</u>
Pro Forma Revenue: $1.9 billion
Pro Forma Ongoing EBITDA: $165 million
Pro Forma Ongoing EBITDA Margin: 8.7%

Revenue by Market


Pulp/Paper 59%
E&PS 16%
Industrial 17%
Marine 8%

Revenue by Geography


North America 48%
Europe 35%
Asia Pacific 11%

Latin America/ Other - 6%

Business Overview	
Customers/ Markets	• Pulp and paper processing • Industrial and institutional • Mining • Municipal wastewater treatment
Products/ Services	• Process chemicals for microbial and contaminant control, pulping aids and retention aids • Functional chemicals for sizing and wet strength • Utility water treatments • Process water treatments

ASHLAND.

Ashland Hercules Water Technologies
Strategy

- Build on leadership position in specialty papermaking chemicals through product-line extension and geographic expansion
- Extend best-in-class, market-focused business model to additional water-intensive verticals, leveraging core process chemical technologies
- Continue to optimize operational efficiency of high-volume functional chemical assets

Ashland Performance Materials

A global leader in specialty chemicals

<u>For the 12 Months Ended June 30, 2009</u>

Pro Forma Revenue: $1.3 billion

Pro Forma Ongoing EBITDA: $81 million

Pro Forma Ongoing EBITDA Margin: 6.3%

Revenue by Market



Ind. Constr. 30%
Trans-portation 18%
Res. Constr. 11%
Infra-structure 14%
Marine 9%
Pkg. & Converting 18%

Revenue by Geography



North America 56%
Europe 27%
Latin America/ Other - 8%
Asia Pacific - 9%

Business Overview	
Customers	• Auto manufacturers; foundries; pipe and tank fabricators; packaging and converting; bathware, countertop and window lineal manufacturers; pipe relining contractors; boat builders; wide and narrow web printers
Products/ Services	• Adhesives and Composites - Unsaturated polyester resins - Vinyl ester resins - Gelcoats - Pressure-sensitive adhesives - Structural adhesives - Specialty resins • Casting Solutions - Foundry binder resins - Chemicals - Sleeves and filters - Design services
Markets	• Construction, packaging and con-verting, transportation, and marine

Ashland Performance Materials
Strategy

- Use market insight and thermoset chemistry expertise to create innovative substitutes that are stronger, lighter and more resistant than traditional materials for core transportation, construction and infrastructure markets
- Use leadership position in unsaturated polyester resins and vinyl ester resins to catalyze growth in Brazil, Russia, India and China
- Further build position in packaging and converting market, capitalizing on strength in high-end, solvent-based systems to drive innovation from our new water-based and radiation-cured technologies

Ashland Consumer Markets: A leading worldwide marketer of premium-branded automotive lubricants and chemicals

For the 12 Months Ended June 30, 2009

Pro Forma Revenue: $1.7 billion

Pro Forma Ongoing EBITDA: $227 million

Pro Forma Ongoing EBITDA Margin: 13.4%

Revenue by Market Channel



Specialty/ Other - 2%
Valvoline Int'l 20%
Do-It-Yourself 38%
Do-It-For-Me 40%
DIFM: Installer channel 29%
DIFM: Valvoline Instant Oil Change - 11%

Revenue by Product Line



Lubricants 84%
Chemicals - 6%
Antifreeze - 5%
Appearance products - 3%
Filters - 2%

Business Overview	
Customers	• Retail auto parts stores and mass merchandisers who sell to consumers; installers, such as car dealers and quick lubes; distributors
Products/ Services	• Valvoline® lubricants and automotive chemicals • MaxLife® lubricants for high-mileage vehicles • SynPower® synthetic motor oil • Eagle One® and Car Brite® appearance products • Zerex® antifreeze • Valvoline Instant Oil Change® service
Market Channels	• Do-It-Yourself (DIY) • Do-It-For-Me (DIFM) • Valvoline International

Ashland Consumer Markets

Strategy

- Use superior consumer insight to create channel-focused solutions that leverage the Valvoline brand
- Build brand loyalty in key Do-It-Yourself (DIY) growth segments, such as youth and Hispanics, through highly targeted advertising, promotions and programs
- Continue to deliver preferred customer experience in oil-change business through superior employee training, store traffic optimization, point-of-sale enhancements and highly targeted service offerings

Ashland Distribution

A leading North American chemicals and plastics distributor

<u>For the 12 Months Ended June 30, 2009</u>

Pro Forma Revenue: $3.4 billion

Pro Forma Ongoing EBITDA: $88 million

Pro Forma Ongoing EBITDA Margin: 2.6%

Revenue by Market



Construction 24%
Other 15%
Trans-portation 15%
Marine - 4%
Medical - 6%
Personal Care - 7%
Retail Consumer - 8%
Paint & Coatings - 10%
Chemical Mfg. - 11%

Revenue by Product Line



Plastics 39%
Chemicals 49%
Com-posites 9%
Environmental Services/Other - 3%

Business Overview	
Customers	• Diversified customer base in North America and Europe
Products/ Services	• More than 28,000 packaged and bulk chemicals, solvents, plastics and additives • Comprehensive, hazardous and nonhazardous waste-management solutions in North America
Markets	• Construction • Transportation • Chemical manufacturing • Paint and coatings • Retail consumer • Personal care • Medical • Marine

ASHLAND

Strategy

- Continue focus on efficiency to create highest-value channel for customers and suppliers
- Build best-in-class product offering by aligning with globally leading suppliers that:
  - have low-cost production
  - can ensure continuity of supply
  - are investing in their business
  - are industry leaders in quality and reliability
- Leverage Ashland's technical resources and asset network to provide mass market penetration for specialty products

Ashland Recent Performance and Near-Term Outlook

- Repayment of debt through cash flow is a priority to achieve investment-grade credit statistics
  - Reduced gross debt to under $2 billion at June 30
- Focus on generating and growing cash flow
  - Generated cash flows from operating activities of $649 million for fiscal year-to-date at June 30
  - Can be supplemented with noncore assets sales
- Exceeded $265 million cost-reduction target by $22 million, three months ahead of plan
- Margin and price management mitigating significant volume declines
- Resizing business and cost structure to reflect 20-percent volume-reduction environment
- Ashland is well-positioned to outperform as the economy improves

ASHLAND.

Ashland's Strategy

- Focus on specialty chemicals supported by Hercules acquisition
- Generate cash flow for paying down debt
- Manage cost structure and leverage new scale
- Reduce volatility of earnings and cash flow and retain conservative financial position
- Invest in sustainable technologies to decrease reliance on petroleum-based raw materials
- Continue to grow in water-intensive industries to capitalize on increasing demand for clean, usable water
- Leverage formulation and application expertise into adjacent markets that value our customized-service model
- Accelerate investment in long-term high-growth nations such as Brazil, Russia, India and China
- Improve position in core specialty chemical businesses, while reducing investment in noncore businesses

ASHLAND®

Ashland Hercules Water Technologies

Formula for growth.

Paul C. Raymond III, President

HERCULES

How Our Products Are Used

Process Additives


Microbial Control


Contaminant Control


Foam Control


Retention Aids

Water Treatment Chemicals


Boiler Water


Cooling Water


Wastewater


Influent Water

Functional Additives


Softness


Strength


Printability


Sizing

HERCULES

ASHLAND

Core of the Business … How We Make Money



Technology Expertise – Process, Water Treatment, Functional
Supply Chain Excellence – Make and Source Innovative, Cost-Effective Products
Application Expertise – Understanding Customers' Unique Applications
Customer Intimacy – Sales and Market Alignment
People Making Great Chemistry Happen

HERCULES

ASHLAND.

Platform Launch

AHWT Platform Launch

- Reflects strategic priorities
- Emphasizes high-margin products
- Showcases platforms that build competitive advantage

Organizational Alignment

- Dedicated team in each region
- Specific accountabilities



% Sales
# of New Product Platforms
20
18
16
14
12
10
8
6
4
2
0
30
25
20
15
10
5
0
2004
2005
2006
2007
2008
% Sales
# Platforms

Incubator Businesses


Market Segment Growth Rate
Hybrid Technology
SONOXIDE + chemical treatment
New Growth Curve
SONOXIDE®
ultrasonic
water
treatment
system
Growth Step Change
Traditional Cooling
Water Chemistries
Corrosion Inhibitors
Scale Control
Biocides
Incubator Market Identification
Bus Plan Dev.
Incubator Commercialization
Value Capture
Time
(years)

HERCULES

ASHLAND.

Sonoxide Ultrasonic Water Treatment System

- Nonchemical, microbiological control for cooling water systems
- Market: $800 million in cooling water
- Improved environmental profile
- Energy optimization
- Reduced chemical use
- Improved worker safety



HERCULES

ASHLAND.

Global Technology Footprint

- Research & Development
  - Wilmington, Delaware, U.S.A.
  - Krefeld, Germany
- Customer Applications Laboratories
  - Wilmington, Delaware, U.S.A.
  - Krefeld, Germany
  - Shanghai, P.R. China
  - Paulinia, Brazil (2010)




ASHLAND



Global Manufacturing Footprint



1. Burlington, Ontario, Canada
2. Chicopee, Massachusetts
3. Franklin, Virginia
4. Greensboro, North Carolina
5. Hattiesburg, Mississippi*
6. Houston, Texas
7. Kearny, New Jersey*
8. Louisiana, Missouri
9. Macon, Georgia
10. Mexico City, Mexico
11. Milwaukee, Wisconsin
12. Portland, Oregon
13. Savannah, Georgia

14. Americana, Brazil
15. Leme, São Paulo, Brazil
16. Paulinia, Brazil

17. Beringen, Belgium
18. Busnago, Italy
19. Helsingborg, Sweden
20. Krefeld, Germany
21. Perm, Russia
22. Sobernheim, Germany
23. Somercotes, United Kingdom
24. Tampere, Finland
25. Tarragona, Spain
26. Voreppe, France*
27. Zwijndrecht, Netherlands

28. Beijing, P.R. China
29. Kim Cheon, Korea
30. Nanjing, P.R. China*
31. Nantou, Taiwan
32. Perawang, Indonesia
33. Shanghai, P.R. China
34. Singapore
35. Chester Hill, Australia

HERCULES

* Facility closure announced.

ASHLAND

Business Strategy

- Follow Responsible Care* principles to ensure that safety and environmental excellence are core values
- Achieve leadership positions in all of our growth and base markets
- Improve sales mix through new product introduction
- Grow top line in adjacent markets and emerging geographies
- Leverage external technology to augment internal efforts
- Balance service delivery investment to maximize profitable growth
- Maintain reliable and efficient global supply chain

Defining AHWT's Markets

Global Water/Pulp & Paper Market $400 Billon


Water Market
~$365 B
Residential $18 B
Other Water-Related $20 B
Pumps $25 B
Valves
$40 B
Infrastructure $40 B
Industrial Water
Treatment
$80 B
Municipal Water &
Wastewater
Treatment
$138 B
Water
Test
$4 B
Pulp & Paper Market
~$35 B
Deinking $1 B
Process Chem $2 B
Pulping
$4.3 B
Bleaching
$4.7 B
Coatings
$5.5 B
Pigments & Fillers
$7.4 B
Functional
Chemicals
$10 B
Pulp
Specialty
$0.7 B

Non-Focus
<u>Water Segments</u>

- Equipment and hardware
- Infrastructure
- Residential
- Water test

Non-Focus
<u>Paper Segments</u>

- Pigments and fillers
- Coatings
- Deinking
- Bleaching


AHWT Target
Markets
$28.5 B
Pulp & Paper
$11.0 B
Water
Treatment
$17.5 B

Sources: Poyry Global Pulp & Paper Market Review, 2008: Goldman Sachs Water Sector Primer, June 2005; Global Water Intelligence (GWI) Global Water Market Survey, 2008; The Future of Global Water Treatment Chemicals Market, Pira International; Citi Investment Research, "A Rising Tide of Growth" (March 2008), internal estimates.

AHWT Business Overview

Target Market $28.5 B	AHWT $2.0 B		AHWT Position
Pulp & Paper $11.0 B	**Process Chemicals ~$450 MM**	• Defoamers • Microbiocides (MB) • Contaminant control • Pulp • Other	$1.1 B • Leading position in size, strength, retention aids, MB • Complementary ultrasonic technology to current MB control offering • Sizeable, but underperforming, position in polyacrylamides (municipal)
	Functional Chemicals ~$650 MM	• Size • Strength • Retention aids	
Water Treatment $17.5 B	**Water Treatment ~$900 MM**	• Boiler water • Cooling water • Waste water • Recovery boilers	$0.9 B • Leading position in boiler & cooling water treatment for paper, commercial & institutional, food & beverage, general manufacturing and marine • Significant player in highly fragmented market

HERCULES

ASHLAND.

AHWT Strategic Market Segmentation

AHWT
$2.0 B

Process Chemicals ~$450 MM
Functional Chemicals ~$650 MM
Water Treatment ~$900 MM

Vertical Markets

- Commercial & Institutional (C&I)
- Chemicals
- Food & Beverage
- General Manufacturing
- Lubes
- Metals
- Mining
- Municipal
- Oil Refining
- Printing & Writing
- Packaging
- Power Generation
- Pulp
- Tissue/Towel

Segmentation

Growth

- Pulp and paper segments with high growth rates
- High-margin water segments with process expansion potential

Packaging
Tissue/Towel
Pulp
C&I
Food & Bev

Base

- Paper segments with moderate growth rates
- Water segments with reasonable growth in water treatment

Printing & Writing
Mining
Chemicals
Gen'l Mfgr.

Opportunistic

- Low service, underperforming
- Water segments with limited/ no expansion into process applications

Municipal
Oil Refining
Power
Metals

Stand-alone

- Lubes

HERCULES

ASHLAND

Growth Market Segments

Focus on markets with inherently higher growth

	Demand	Customer Profitability	Key Drivers
Tissue	↗	↗	• Fiber types/recycle – Biocides/contaminant control • Emerging markets growing • Absorbency and strength
Packaging	→	→	• Machine productivity – Dry strength • China expansion
Commercial & Institutional (C&I)	↗	↘	• Urbanization driving market growth • Purchasing consolidation driving demand for global suppliers • Geographic expansion in industrialized markets • Energy-reduction requirements driving treatment demand
Food & Beverage	↗	→	• Industrialization driving demand for processed foods • Increased water and food regulation driving chemical demand • Emerging markets growing rapidly
Pulp	↗	→	• Changing paper, board, tissue grade needs and fiber source • Emerging market growth (Brazil, Chile, Russia, Indonesia, China and India) • New technologies for new fiber sources

HERCULES

ASHLAND

2009 Strategy for Growth Verticals

Actions

Align Resources

- Dedicated marketing leader for each growth vertical
- Develop and staff R&D pipeline
- Align platform-launch teams and programs on high-margin, high-growth applications

Seed Key Industry Verticals

- Build knowledge and credibility in key verticals for future expansion
- Use “incubator” model across high-potential segments

Expand via Core Technologies

- Paper: MB, retention, contaminant control, dry strength
- Water: Scale inhibitors, defoamers, cooling/boiler water treatment applications
- Rapid deployment in growing geographies (Latin America and Asia Pacific)

Seek Sustainable Critical Mass

- Carve off verticals that have achieved critical mass into market-focused virtual teams
- Established market-specific product lines and service offerings

Base Market Segments

Protect and maintain the business base

	Demand	Customer Profitability	Key Drivers
Printing & Writing			• Reduce costs – Increase filler loading, reduce overall chemical costs • Resume significant expansion in Asia, mainly China • Building larger machines and shutting the smaller ones
Mining			• Global slowdown has led to high reserves of aluminum, copper, nickel, zinc; prices flat in 2009, down from 2008 • Precious metals and coal demand increasing • Increased need for process chemicals to improve metals yield and water removal
Chemicals			• Process-focused, performance-driven and seeking more sophisticated programs and service expertise • Accommodate volatility in supply and demand • Typically engage in long-term corporate and/or global agreements • Energy conservation
General Manufacturing			• Optimize efficiencies and reduce total cost of operation • Cost – Economic slowdown has significantly reduced production in most sectors • Need for restructuring will open door for innovation in water treatment

HERCULES

ASHLAND

Strategy for Base Verticals

Actions

Protect Profit Engine

- Maintain product differentiation in base printing & writing and chemicals via healthy R&D pipeline
- Rationalize manufacturing assets to lower unit costs
- Commercialize new technologies in emerging geographies

Grow Water Treatment

- Expand geographical coverage in underdeveloped markets
- Develop products to fill gaps (e.g., equipment for dosing and monitoring)

Standardization

- Identify supply chain synergies to remove costs
- Rationalize water treatment product lines across geographies
- All regions reporting via SAP* platform

Channel to Market

- Cross-train field sales team to cover multiple markets
- Improve sales and applications expertise in Latin America and Asia Pacific
- Develop R&D relationships with early-adopter customers to develop game-changing products

HERCULES

ASHLAND.

Alternate Business Model

Business Trends

- Low/declining margins in sizing/wet strength
- Lack of vertical integration in polyacrylamides (PAM) drives uncompetitive cost position in municipal segment
- Overall trend toward product commoditization
- Inability to monetize service offering
- Low value of innovation to customers
- Some competitors have moved to low-cost model

Product Lines and Verticals Impacted

- Municipal market
- PAM distributors/contract service companies
- Paper sizing
- Paper wet strength

Implement Alternate Business Model

Targeted Outcomes

- SG&A Savings
- Consolidate FTEs
- Cost Leverage via Lower Complexity
- Lower Raw Material and Freight Costs

HERCULES

ASHLAND

Summary

- AHWT Business Overview
  - $2.0 billion business
  - Provides process, water treatment and functional chemistries to paper, pulp, commercial and institutional, food and beverage, chemical, marine and municipal industries
  - Products are used to improve operational efficiencies, enhance product quality, protect plant assets and ensure environmental compliance
- Business Strategy
  - Leverage platform-launch and incubator processes to accelerate growth through delivery of innovative, low-cost products to current and adjacent markets
- Use segmented approach to AHWT vertical markets
  - Resource growth verticals with dedicated sales, marketing and R&D teams
  - Manage base verticals primarily by sales to maximize profitable growth
  - Alternate business model enables cost-effective approach to volume growth with enhanced profitability in segments that do not require high service levels

ASHLAND

Ashland Aqualon Functional Ingredients

Formula for growth.

John E. Panichella, President

Aqualon

How Customers Use Our Products



Flow and Leveling





Stabilizing



Flow Properties



Conditioning



Drilling & Fracturing





Thickening



Binding



Suspending



Extrusion


KIRKLAND
Fish Oil
Omega 3
ONE PER DAY

Protective Coating



Gel Formation





Water Retention

Aqualon

ASHLAND

Core of the Business … How We Make Money


Technology Expertise – Cellulose, Guar and Aquaflow®
Process Technology and Manufacturing – How to Make the Products and Drive Out Cost
Application Expertise – Understanding Customers' Unique Applications
Sales and Market Alignment
Gross Profit Engine

Aqualon

ASHLAND.

How We Make Our Products


Cellulose
Cellulose
Filter / Weigh Bin
Cutting
Caustic
Caustic
Reactor
Distillation
Water
Viscosity Reduction
H_2O_2
Solvent Washing
Drying
Grinding/Sifting/ Blending/Packaging

- Cellulose is cut from sheets/rolls into fine particles
- Cellulose is air-conveyed to reactor and swollen with caustic
- Ethylene oxide, propylene oxide or other reactants impart water-solubility
- Solvent recycled via distillation
- Viscosity reduction and purification
- Hot-air drying
- Grinding to control dissolution rate, dry blending, packing into bags/ sacks

Aqualon

ASHLAND.

Global Manufacturing Footprint


Aquarius®
Wilmington, Delaware
HEC
Parlin, New Jersey
CMC
Alizay, France
MC
Doel, Belgium
HEC
Zwijndrecht, Netherlands
MC
Luzhou, P.R. China
MC
Suzhou, P.R. China
HEC
Nanjing, P.R. China (Under construction.)
CMC
Jiangmen, P.R. China
Guar Aquaflow
Kenedy, Texas
Guar
Dalton, Georgia
Rosins and Phosphate Esters
Brunswick, Georgia
HEC CMC HPC EC
Hopewell, Virginia

Aqualon

ASHLAND.

Facilities and Processes

- Eleven world-class manufacturing facilities including one joint venture
- New 10,000MT HEC facility under construction
- Low-cost facilities
- Combination of batch and continuous processes – 24/7 operations
- All facilities ISO-certified, well-maintained and in compliance with stringent EH&S guidelines
- Capital intensive



Zwinjdrecht, Netherlands

Global Technology Footprint


Central R&D
Technical Service North America
Wilmington, Delaware
Construction
Technical Service
Düsseldorf, Germany
Coatings Additives, Personal Care
Zwijndrecht, Netherlands
Technical Service China
Nanjing, P.R. China
Technical Service Latin America
Mexico City, Mexico
Oil and Gas Technologies
Houston, Texas
Specialty Resins and Adhesives
Brunswick, Georgia
Engineering and Pilot Plant
Hopewell, Virginia
Research and Development
Regional Technical Service
External Technology Partner
Natural Hydrocolloids
Delhi, India
Technical Service Asia Pacific
Singapore

Aqualon

ASHLAND

Growth Strategy

- Follow Responsible Care* principles to ensure that safety and environmental excellence are core values
- Expand Ashland Aqualon Functional Ingredients' portfolio of water-soluble polymers while adding complementary adjacent technologies that enable us to provide broader solutions to meet our customers' formulation needs globally

Aqualon

ASHLAND.

Ashland Aqualon Functional Ingredients

Strategies

Core Organic

- Geographic expansion
  - China, Russia, India, Japan and South America
- Accelerate new product introductions
- Productivity … cost/unit reduction
- Pricing leadership
- Capital investment consistent with growth

Adjacent Organic

- Commercialize existing programs … film coatings, phosphate esters and redispersible powders
- Launch adjacent technologies consistent with strategic direction
- Align resources (capital and work force) to deliver this growth

Acquisition

- Accelerate growth via bolt-on acquisitions … good opportunities and consistent with the strategy

Solutions Offering … How We Win!

Current State

Core products in a narrow technology area … rheology control, water retention, etc.

Voice of Customer

Solutions Mode
Broad portfolio of functional ingredients

Specialty Blends
A product customized to individual customer needs

Innovation
New products to solve clients' needs

Regulatory
Products that help customers solve their regulatory issues

Total Costs
Products and solutions to drive down the total cost of ownership

Future State … Solutions Platform

Core products, plus additional functionality

- Broaden the rheology portfolio
- Adjacent functionality … redispersible powders, antifoam, color, etc.
- Specialty blends
- Synthetic functionality
- Expand hydrocolloid functionality

Aqualon

ASHLAND

Market Segmentation

Industry	Redefined Markets (estimated market size)	Targeted Markets (estimated market size)
Coatings Additives	$2.3 billion	$1.7 billion
Construction	$6.2 billion	$2.1 billion
Energy	$1.0 billion	$0.5 billion
Specialties Solutions	$3.0 billion	$1.9 billion
Regulated Industries		
Pharmaceutical	$2.0 billion	$1.0 billion
Personal Care	$3.5 billion	$1.4 billion
Food	$5.8 billion	$2.2 billion

Segmenting Our Markets to Develop Our Growth Strategy

Aqualon

Source: Internal estimates.

ASHLAND.

Ashland Aqualon Functional Ingredients

Targeted Segments

Industry	Targeted Markets (estimated market size)	Targeted Segment
Coatings Additives	$1.7 billion	Water-Based Architectural
Construction	$2.1 billion	Dry Mortar and Gypsum
Energy	$0.5 billion	Cementing and Stimulation
Specialties Solutions	$1.9 billion	Civil Engineering and Ceramics
Regulated Industries		
Pharmaceutical	$1.0 billion	Oral Dosage Binders and Coatings
Personal Care	$1.4 billion	Hair Care Rheology and Conditioning
Food	$2.2 billion	Bakery, Process Foods and Beverage

Targeting Segments to Focus and Align Resources

Aqualon

Source: Internal estimates.

ASHLAND

Targeted Segments

Industry	Primary Target	Future Target
Coatings Additives	Water-Based (rheology, surfactants)	Industrial Coatings Emulsion Polymerization
Construction	Dry Mortar and Gypsum	Concrete
Energy	Cementing and Stimulation	
Specialties Solutions	Civil Engineering and Ceramics	
Regulated Industries		
Pharmaceutical	Oral Dosage (binders, coatings)	Oral Dosage (disintegrants)
Personal Care	Hair Care (rheology, conditioning)	Skin Care
Food	Bakery, Process Foods and Beverage	

Targeting Segments to Focus and Align Resources

Aqualon

ASHLAND

Pharmaceutical

The $2.0 billion business of producing and marketing excipients (i.e., inactive ingredients) for pharmaceuticals and nutritional supplements.

Target Excipient Market

$1.0 B

Segment	Description	Major Competitors
Binders $400 MM	Immediate-release and controlled-release binders – AAFI's traditional focus with Klucel® HPC and Benecel® HPMC.	Dow/Colorcon FMC ISP
Coatings $500 MM	Polymers and formulated systems that deliver aesthetic (color) and functional (controlled release, moisture barrier) properties. AAFI introduced Aquarius coating systems in 2007.	Colorcon Evonik
Disintegrants $100 MM	Additives that enhance tablet disintegration. AAFI does not participate in this space.	FMC ISP DMV International BASF

Key Chemistries

- EC
- HEC
- HPC
- MC
- Film coatings

Key Challenges

- Long approval cycles for new formulations
- Pending patent expirations for key drugs
- Fragmented market

Health of Industry

- AAFI's highest-margin segment and relatively recession-resistant
- The growth of generics offers opportunity and threat

Buying Behavior

- The formulator is traditionally the decision maker
- Highly risk averse – compelling value proposition required to dislodge incumbents

Sources of Differentiation

- Products have a long history of effective performance
- Strong brand recognition with Klucel HPC
- Vertical integration strategy with Aquarius coating systems
- Strong position in the nutritional supplement industry

Economic Model and Path to Win

- Large industrial base needed for cost-effective excipient manufacturing
  - *Excipients are low-volume, high-value*
- Continue to optimize the customer mix: branded, generic, OTC and nutritional
- Continue to build mind-share with application studies, publications and frequent customer seminars
- Need to improve positioning in the emerging markets

Aqualon

Source: Internal estimates.

Coatings

The $2.3 billion business of producing and marketing specialty additives for water-based architectural coatings.

Target Additives Market

$1.7 B

Segment	Description	Major Competitors
Rheology $700 MM	Chemicals used to improve flow, leveling, water retention and anti-spatter.	Dow/Rohm & Haas Akzo Nobel SE Tylose
Surfactants $300 MM	Chemicals used for surface wetting, dispersion of pigments, improved gloss and color stability.	Dow/Rohm & Haas Rhodia Air Products
Foam & pH Control $400 MM	Chemicals used to neutralize and stabilize paint.	Cognis BYK Rhodia
Preservatives $300 MM	Chemicals used to ensure long-term stability.	Dow/Rohm & Haas Arch

Key Chemistries

- HEC
- Synthetic (Aquaflow)
- Phosphate esters
- Antifoams

Key Challenges

- Weak global economy and paint demand
- Mature product lines contribute a lot of profit today
- Rate of growth of new product sales

Health of Industry

- Although current crisis hurts industry profit-ability, long-term pros-pects for growth are solid, especially as housing standards improve in developing world

Buying Behavior

- Most customers value technical excellence in products and technical service
- Customers prefer to align with strategic suppliers that are innovators and have broad portfolios

Sources of Differentiation

- Technical leadership and product performance
- Brand recognition
- Technical support and collaboration, including regional labs
- Global channel to market and depth of relationships with key commercial and technical decision makers

Economic Model and Path to Win

- Requires new products and strong regional technical service
- Must maintain premium/price leader status in key products, e.g., HEC
- Grow emerging markets via continued investment in people
- Grow via adjacencies that allow us to leverage our strong channel and bring more value with the "total solutions" approach
- Maintain HEC market leadership with technology and manufacturing capacity

Aqualon

Source: Internal estimates.

Personal Care

The $3.5 billion business of producing and marketing specialty additives for the personal-care and cosmetics consumer markets.

Target Specialty Chemicals Market

$1.4 B

Segment	Description	Major Competitors
Conditioning $300 MM	Chemicals that are substantive to hair and skin and provide conditioning performance such as softness, smoothness and de-tangling.	Rhodia BASF ISP
Rheology Control $300 MM	Chemicals used to provide flow control, formulation stabilization, syneresis-control and suspension of active ingredients in a wide variety of personal care compositions, including toothpaste, shampoos, shower gels, shaving gels and conditioners	Dow Noveon
Other Specialty Polymers $800 MM	Silicones, proteins and fixative polymers. AAFI does not participate in this space today.	Momentive Dow Corning BASF ISP Akzo

Key Chemistries

- CMC
- HEC
- Guar

Key Challenges

- 3- to 5-year development timeline
- Replacement of cationic chemistry with less eco-toxic molecules
- Competition from small, lower-priced suppliers in China and India

Health of Industry

- Recession is hitting even P&G and Unilever hard as retailers manage to lower inventories and consumers switch to generics

Buying Behavior

- Customers value technical excellence in products and product support
- Customers value interaction and input to their R&D processes

Sources of Differentiation

- Technical depth in focus areas
- Global account management
- Chemistry based on naturally occurring raw materials

Economic Model and Path to Win

- Must maintain premium/price leader status in key products, e.g., Natrosol HEC and Klucel HPC
- Follow multinational corporations into emerging regions and source the demand from local plants at price points required to win in these geographies
- Engage with multinational corporations at R&D level and focus R&D programs on a key few opportunities where AAFI is competitively positioned to win

Aqualon

Source: Internal estimates.

Construction

The $6.2 billion business of producing and marketing additives for the tile cement, gypsum and exterior insulation markets.

Target Additives Market $2.1 B	Segment	Description
	Cellulose Ethers $1.1 B	MC, HEC and EHEC used for water retention and rheology control to achieve workability, adhesion and strength.
	Redispersible Powders $900 MM	Redispersible latex polymers added to improve adhesion, flexibility and water repellency.
	Functional Additives $100 MM	Starch ethers, air-entrainers, polyacrylamides, set-time additives and defoamers used to enhance workability and durability.

Major Competitors

Dow Wolff
SE Tylose
Samsung
Akzo
Chinese suppliers

Wacker
Akzo (Elotex)
Dairen
Dow
Hexion
BASF

Avebe
Agrana
Emsland
Sichel (Henkel)
Cognis

Key Chemistries

- MC
- Redispersible powders

Key Challenges

- Cellulose supply and costs
- Commoditization
- Mature vs. emerging markets
- Changing construction practice
- Cost vs. performance
- Regional needs

Health of Industry

- MC global demand has grown steadily over the past 10 years. Continued growth expected, but economic crisis has impacted this market
- Redispersible powders will continue to grow as more formulated products are developed and job-site mixing is reduced in emerging regions

Buying Behavior

- Customers value technical excellence in products and product support
- Customers expect just-in-time supply and formulation support

Sources of Differentiation

- Technical leadership and product performance
- Product portfolio scope
- Brand recognition
- Large-scale Chinese operations with high quality … Tianpu joint venture
- First-mover abilities in establishing JDAs with key clients
- Global channel
- Sustainability

Economic Model and Path to Win

- Tianpu joint venture to serve low-end and price-sensitive markets
- Must maintain premium/price leader status
- Grow in emerging markets via investment in plants/people to seed the market as technology advances
- Technology differentiation via formulation expertise
- Grow mature markets via adjacencies; however, need continuous product evolution to offer alternatives to lower-priced products

Aqualon

Source: Internal estimates.

Energy

The $1.0 billion business of producing and marketing drilling, well-stimulation and cementing additives for the production of oil and natural gas.

Target Energy Market
$500 MM

Segment	Description	Major Competitors
Drilling Additives $200 MM	Cellulosic ethers (CMC) used for rheology and filtration control as additives with drilling muds.	CP Kelco Lamberti Dow Wolff
Well Stimulation $200 MM	Guar and guar derivatives used for rheology control and proppant carrier for high-pressure fracturing of gas wells.	Benchmark Rhodia Economy Polymer Other
Cementing Additives $100 MM	Cellulosic ethers (HEC) used for rheology and fluid loss and gas migration control as additives into high-density cement.	Dow Wolff SE Tylose Clariant

Sources of Differentiation

- Innovative manufacturer of novel products
- Industry application expertise
- Broad portfolio of additives for drilling, stimulation and cementing
- Global manufacturing footprint

Economic Model and Path to Win

- Requires supply chain efficiency and ability to maintain local inventory near well sites
- Must maintain premium/price leader status in key products, e.g., cementing, synthetics
- Grow emerging markets via investment in plants/people
- Expand global applications expertise to support regional requirements by service companies

Key Chemistries

- CMC
- Guar

Key Challenges

- Current downturn in global oilfield market
- Global applications expertise
- Geographical expansion
- Emerging market competitors

Health of Industry

- Current downturn in market due to lower global price/demand for oil and natural gas. N. A. rig count down to levels last seen in 2004
- Industry turnaround expected 2010

Buying Behavior

- Customers value technical excellence in products and product support
- Customers expect to buy a full range of products from a single supplier
- Customers value suppliers with global reach both commercial and technical

Aqualon

Source: Internal estimates.

Grow the Core First ... Then Adjacencies

Core

(Water-Soluble Polymers)



EC
$80 MM
Resins
$1,100 MM
CMC
$800 MM
HEC
$700 MM
MC
$1,200 MM
HPC
$80 MM

Total = $4 Billion



Synthetics
23%
One-Step Adjacencies
41%
Cellulose Ethers and Resins
17%
Natural Hydrocolloids
19%

Total = $23 Billion

One-Step Adjacencies



Film Coatings
6%
Diluents
7%
Silicones
5%
Biocides
15%
Emulsifiers
11%
Surfactants and Other
22%
Enzymes
6%
Superplasticizer
3%
Antifoams
6%
Dispersants
13%
Redispersible Powders
6%

Total = $9 Billion

Significant Potential for Growth

Aqualon

ASHLAND

Products by Industry Segment

	AAFI 2008 (MT)	Food	Pharma	Personal Care	Energy	Construction	Specialties Solutions	Coatings Additives
HEC	42,000		L	L	M	L	L	H
CMC	55,000	H		M	H		M	L
MC	39,000	M	L			H	M	
EC	900		L				H	
HPC	1,900		H				L	
Guar	53,900	M		M	H	L		
Polyterpene Resin	31,500			L			H	
Film Coatings	100		H					
Redispersible Powders	300					H		
Synthetic (Aquaflow)	600				L			H
Phosphate Esters	1,000							H
Antifoams	200					L	M	H

Relative Consumption: H = High, M = Medium, L= Low

Adjacent Products Selection Criteria

One-Step Adjacencies


Film Coatings 6%
Biocides 15%
Surfactants and Other 22%
Dispersants 13%
Redispersible Powders 6%
Antifoams 6%
Superplasticizer 3%
Enzymes 6%
Emulsifiers 11%
Silicones 5%
Diluents 7%

Total = $9 Billion

- ✓ Market size and growth rate
- ✓ Channel strategy
- ✓ Target existing customer base
- ✓ Competitive landscape
- ✓ Intellectual-property landscape
- ✓ Technical capability requirements
- ✓ Relative cost position vs. market leader
- ✓ Value chain analysis
- ✓ Regulatory environment and trends
- ✓ Formulation expertise
- ✓ Voice-of-customer interviews

Aqualon

ASHLAND.

Ashland Aqualon Functional Ingredients
Strategies

Core Organic

- Geographic expansion
  - China, Russia, India, Japan and South America
- Accelerate new product introductions
- Productivity … cost/unit reduction
- Pricing leadership
- Capital investment consistent with growth

Adjacent Organic

- Commercialize existing programs … film coatings, phosphate esters and redispersible powders
- Launch adjacent technologies consistent with strategic direction
- Align resources (capital and work force) to deliver this growth

Acquisition

- Accelerate growth via bolt-on acquisitions … good opportunities and consistent with the strategy

ASHLAND

KeyBanc Analyst Day
August 14, 2009

Formula for growth.



Investment Highlights

- Among top 10 specialty chemicals companies worldwide
  - Diversified business portfolio serving wide range of end markets
  - Leading market positions across platform
- Strong emphasis on cash flow generation and debt pay-down
  - Reduced debt by $616 million in eight months since Hercules acquisition
- Over-delivering on cost-reduction program
  - Achieved $287 million in total Ashland run-rate savings at June 30, three months ahead of plan
  - Total Hercules run-rate synergies of $130 million by fiscal year-end 2010
- Additional sources of cash available
  - Working capital, auction rate securities, divestitures
- Management committed to conservative financing structure
  - Total leverage of 2.4x
  - Aim to achieve investment-grade credit statistics within 12 months
- Equity market capitalization of approximately $2.0 billion
- Experienced management team

ASHLAND®

Abbreviations

AAFI = Ashland Aqualon Functional Ingredients

AHWT = Ashland Hercules Water Technologies

BWT = Boiler Water Treatment(s)

C&I = Commercial & Institutional

CMC = Carboxymethylcellulose

CWT = Cooling Water Treatment(s)

EC = Ethylcellulose

EH&S = Environmental, Health & Safety

EMEA = Europe, Middle East, Africa

FTEs = Full-time employees

HEC = Hydroxyethylcellulose

HPC = Hydroxypropylcellulose

MB = Microbiocide(s)

MC = Methylcellulose

PAM = Polyacrylamide(s)

RDP = Redispersible powders



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* Trademark owned by third party